SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 8, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
_South Africa_____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI MAKES WAGE OFFER TO ITS SOUTH
AFRICAN EMPLOYEES



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA53.05

8 August 2005

ANGLOGOLD ASHANTI MAKES WAGE OFFER TO ITS SOUTH AFRICAN EMPLOYEES

AngloGold Ashanti has announced that it has made a wage offer to its employees as follows:

- An increase of 6.5% for employees in categories 3 and 4;
- A 6% increase for employees in categories from 5 to 8; and
- An increase of 5.25% for miners, artisans and officials.

In addition to the wage offer, the company has also offered to raise, incrementally, the current living out/accommodation allowance to R1 000 by the end of 2006.

AngloGold Ashanti has been in discussions with the National Union of Mineworkers (NUM) and other unions and associations over the weekend and today.

CEO Bobby Godsell commented: "We are prepared to work hard to reach a settlement but this settlement must be responsible in relation to current levels of inflation and costs."

ends

Queries

South Africa	Tel:	Mobile:	E-mail:
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 8, 2005   By: /s/ C R BULL

                                        Name: C R Bull
                                        Title: Company Secretary